Exhibit 99.3
    This document contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our annual information form and management's discussion and analysis for the year ended December 31, 2005 and in this document. (See discussion under "Operating Risks" beginning on page 17 of our
Annual Information Form and page 45 of our Management's Discussion and
Analysis for the year ended December 31, 2005, which are available on our website at www.fourseasons.com and on SEDAR at www.sedar.com.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
           THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2006
    >>

    This Management's Discussion and Analysis ("MD&A") for the third quarter and nine months ended September 30, 2006 is provided as of November 9, 2006.
It should be read in conjunction with the interim unaudited consolidated financial statements for those periods, the audited consolidated financial statements for the year ended December 31, 2005 and the MD&A for that year, including the discussion of risks and uncertainties associated with forward-
looking statements. Except as disclosed in this MD&A, as of November 9, 2006, and the MD&A for the quarter ended March 31, 2006 and six months ended June
30, 2006, there has been no material change in the information disclosed in the MD&A for the year ended December 31, 2005. A summary of total revenues, net earnings or loss in total and on a per share basis for the past eight quarters can be found under "Eight Quarter Summary".
    All amounts disclosed in this MD&A are in US dollars unless otherwise noted. The consolidated financial statements are prepared in accordance with
Canadian generally accepted accounting principles. Endnotes can be found at the end of this document.

    <<
                Operational and Financial Review and Analysis
                     Hotel and Resort Operating Results
    >>

    For the third quarter of 2006, RevPAR(1) at our worldwide Core Hotels(2)
increased 9.7%, as compared to the third quarter of 2005, reflecting improvements in each of the regions in which we manage hotels and resorts.
This increase in RevPAR was attributable to a 12.0% improvement in achieved room rates, offset by a 150 basis point decline in overall occupancy. For the nine months ended September 30, 2006, RevPAR of our worldwide Core Hotels increased 11.2%, as compared to the same period in 2005, reflecting improvements in each of the regions in which we manage hotels and resorts.
This increase in RevPAR was attributable to a 10.2% improvement in achieved room rates and a 60 basis point increase in overall occupancy over the same period in 2005.
    Gross operating revenues of our worldwide Core Hotels increased 8.9% for the third quarter of 2006 and 9.2% for the nine months ended September 30,
2006, as compared to the same periods in 2005. The improvements in revenue, combined with continued cost management efforts at the properties under our management, resulted in a 13.4% and 120 basis point increase in gross operating profits(3) and gross operating margins(4), respectively, for the third quarter of 2006, as compared to the same period in 2005, and a 15.5% and
180 basis point increase in gross operating profits and gross operating margins, respectively, for the nine months ended September 30, 2006, as compared to the same period in 2005.
    With respect to our Core Hotels, the United States represented the most significant geographic area. In the third quarter of 2006, properties in the
United States contributed 49.8% of revenues under management, followed by
Europe (19.3%), Asia/Pacific (12.7%), Other Americas/Caribbean (12.1%) and the
Middle East (6.1%). For the nine months ended September 30, 2006, properties in the United States contributed 49.9% of revenues under management, followed by Europe (16.7%), Other Americas/Caribbean (14.9%), Asia/Pacific (12.4%) and
the Middle East (6.1%). The following tables highlight the results of operations for our Core Hotels in each of these regions.

    <<
    United States Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to the same periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------

    Third
     quarter      292       8.3%       8.2%      13.9%      28.5%        140
    -------------------------------------------------------------------------
    Nine months
     ended Sept-
     ember 30     299      10.9%       9.6%      16.3%      30.5%        180
    -------------------------------------------------------------------------
                 The increase in RevPAR in the third quarter in the region
                 was primarily attributable to a 9.3% increase in achieved
                 room rates in the region, with the average occupancy levels essentially unchanged. During the third quarter of 2006,
                 the majority of the Core Hotels in this region experienced
                 RevPAR improvements. Four Seasons properties under
                 management in Austin, Chicago, Kona, New York and
                 Philadelphia and the Beverly Wilshire had strong RevPAR
                 improvements, relative to the average for the region for the third quarter primarily as a result of an increase in
                 achieved room rates. Excluding the impact of the resort in
                 Maui, which is undergoing an extensive renovation program, the increase in RevPAR in the third quarter in this region would have been 9.2%. The increase in RevPAR in the nine
                 months ended September 30, 2006 was primarily attributable to a 9.9% increase in achieved room rates as occupancy
                 levels were essentially unchanged in the region. Properties under management in Atlanta, Austin, Boston, Houston, Kona,
                 Maui, New York and Scottsdale had strong RevPAR improvements relative to the average for the region for the nine-month
                 period primarily as a result of an increase in achieved room rates. The improvement in gross operating profits and gross operating margins in the region in the third quarter and
                 nine months ended September 30, 2006 was primarily the
                 result of the improvement in gross operating revenues.
                 Excluding the results of the Maui property in the third
                 quarter, the gross operating margin would have increased 170 basis points in this region.
    -------------------------------------------------------------------------

    Other Americas/Caribbean Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to the same periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Third
     quarter      188       3.4%       3.7%    (15.1)%      14.1%       (310)
    -------------------------------------------------------------------------
    Nine months
     ended Sept-
     ember 30     246      12.0%      10.3%     12.4%       28.1%         50
    -------------------------------------------------------------------------

                 For the third quarter of 2006, the RevPAR results for the
                 properties under management in this region were mixed.
                 Demand declined at certain of the resort properties in the region primarily due to travel concerns related to weather.
                 In addition, demand was reduced in Mexico City, whose market experienced a period of political unrest following its
                 elections. The third quarter RevPAR improvement was entirely attributable to a 10.9% increase in achieved room rates, as average occupancy levels declined 450 basis points. On a
                 local currency basis, RevPAR was essentially unchanged in
                 the quarter although achieved room rates improved 7.9%. The
                 RevPAR increase for the nine months ended September 30, 2006 was the result of a 12.3% increase in achieved room rates as occupancy levels were essentially unchanged. On a local
                 currency basis, RevPAR improved 10.0% in the nine-month
                 period, reflecting a 10.3% increase in achieved room rates on a local currency basis. In the nine months ended
                 September 30, 2006, properties under management in Buenos
                 Aires, Carmelo, Costa Rica and Punta Mita had particularly strong RevPAR improvements, relative to the average for the region primarily as a result of an increase in achieved room rates. The decline in gross operating profits and gross
                 operating margin in the third quarter of 2006 was due
                 primarily to reduced revenues in certain properties,
                 particularly at the Caribbean resorts, that have a
                 relatively high fixed cost base. Excluding the properties
                 under management in Exuma, Nevis and Mexico City, gross
                 operating margins would have been flat in the third quarter of 2006. For the nine months ended September 30, 2006, gross operating profits and gross operating margins increased only modestly relative to the RevPAR improvement in the region
                 primarily as a result of the reasons noted for the third
                 quarter. Excluding the properties under management in Exuma,
                 Nevis and Mexico City, gross operating margins would have
                 increased 460 basis points in the nine months ended
                 September 30, 2006.
    -------------------------------------------------------------------------

    Europe Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to the same periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Third
     quarter      458      19.6%      13.7%      19.3%      38.1%        180
    -------------------------------------------------------------------------
    Nine months
     ended Sept-
     ember 30     404      17.1%       8.0%      15.2%      34.3%        220
    -------------------------------------------------------------------------

                 All of the properties under management in the region had
                 RevPAR improvements during the third quarter and nine months ended September 30, 2006, reflecting modest occupancy
                 increases and strong rate improvements. During the third
                 quarter of 2006, on a local currency basis, RevPAR increased
                 14.7%, reflecting a 10.8% increase in achieved room rates in local currency, versus a 15.5% increase in achieved room
                 rates on a US dollar basis. For the nine months ended
                 September 30, 2006, on a local currency basis, RevPAR
                 increased 18.0%, reflecting a 9.7% increase in achieved room rates on a local currency basis, versus an 8.9% increase in achieved room rates on a US dollar basis. Properties under management in Lisbon and Terre Blanche and the Four Seasons
                 Hotel London had strong RevPAR improvements, relative to the average of the other properties in the region, during the
                 third quarter and nine months ended September 30, 2006. The improvements in gross operating profits and gross operating margins for the region were offset in part by the impact on the profitability performance at the Four Seasons Hotel
                 Dublin, which is undergoing a conversion of 62 hotel rooms into residential units.
    -------------------------------------------------------------------------

    Middle East Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to the same periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Third
     quarter      174      26.3%      25.4%      41.7%      49.5%        570
    -------------------------------------------------------------------------
    Nine months
     ended Sept-
     ember 30     175      20.0%      20.9%      30.3%      50.4%        360
    -------------------------------------------------------------------------
                 During both the third quarter and nine months ended
                 September 30, 2006, all of the properties under management in the Middle East region had RevPAR improvements, with the exception of Four Seasons Resort Sharm El Sheikh. In Sharm
                 El Sheikh, RevPAR was essentially unchanged for the third
                 quarter, but declined 5.5% for the nine months ended
                 September 30, 2006 as a result of lower occupancy levels, as business was adversely affected by the continuing impact of terrorist bombings. In the third quarter of 2006, the
                 increase in RevPAR for the region was driven by a 25.2%
                 increase in achieved room rates (23.9% on a local currency basis) and a 60 basis point improvement in occupancy levels.
                 In the nine months ended September 30, 2006, the increase in
                 RevPAR for the region was driven by a 17.0% increase in
                 achieved room rates (15.5% on a local currency basis) and a
                 170 basis point improvement in occupancy levels. During both the third quarter and nine months ended September 30, 2006,
                 Four Seasons Hotel Cairo Nile Plaza had particularly strong
                 RevPAR improvements, as compared to the average for the
                 region. The very strong improvements in gross operating
                 profits and gross operating margins were the result of
                 strong revenue growth, offset somewhat by the results in
                 Sharm El Sheikh.

    Asia/Pacific Region
    -------------------------------------------------------------------------
         Results for periods in 2006, as compared to the same periods in 2005
    -------------------------------------------------------------------------
                                      Gross       Gross
                                    Operating   Operating       Gross
                                     Revenue      Profit      Operating
                      RevPAR          (GOR)       (GOP)         Margin
    -------------------------------------------------------------------------
                                                                       Basis
                                                                       Point
                   $   Percentage  Percentage  Percentage            Improve-
                        Increase    Increase    Increase   Margin       ment
    -------------------------------------------------------------------------
    Third
     quarter      129       1.0%       3.4%       2.2%      32.4%        (40)
    -------------------------------------------------------------------------
    Nine months
     ended Sept-
     ember 30     130       2.5%       3.0%       7.1%      33.1%        120
    -------------------------------------------------------------------------
                 During both the third quarter and nine months ended
                 September 30, 2006, RevPAR changes in the Asia/Pacific
                 region were mixed. During the third quarter of 2006,
                 achieved room rates increased 7.7% (5.0% increase on a local currency basis), and occupancy decreased 400 basis points
                 primarily as the result of reduced demand at our two
                 properties in Bali, where the market is continuing a gradual recovery from the impact of terrorist bombings. During the nine months ended September 30, 2006, the RevPAR improvement was driven by a 5.5% improvement in achieved room rates
                 (5.4% improvement on a local currency basis), with overall occupancy levels essentially unchanged. During both the
                 third quarter and nine months ended September 30, 2006,
                 properties under management in Singapore and Sydney
                 experienced strong RevPAR improvements relative to the
                 region average, while the resorts in Bali, for the reason
                 noted, experienced a RevPAR decline. The decline in gross
                 operating margins for the region in the third quarter was
                 due in large part to reduced profitability at the property under management in Bangkok, which completed extensive
                 renovations in the third quarter and the significant decline in occupancy at the resorts in Bali. Excluding these three properties, gross operating margins for the region would
                 have increased 280 basis points for the third quarter, and
                 310 basis points for the nine months ended September 30,
                 2006.
    -------------------------------------------------------------------------

                          Company Operating Results

    Our strategy is to focus on hotel management rather than hotel ownership.
Four Seasons Hotel Vancouver is our only remaining hotel whose results we consolidate. As a result, commencing January 1, 2006, corporate expenses are reflected in our results as general and administrative expenses in the consolidated statements of operations. Corporate expenses for the third quarter and nine months ended September 30, 2005 that previously were included in our Ownership Operations segment have been included in general and administrative expenses in the consolidated statements of operations.

    Revenues

    -------------------------------------------------------------------------
    (in millions                                         Dollar    Percentage
    of dollars)                    Third quarter         Change        Change
    -------------------------------------------------------------------------
                                                      2006 over    2006 over
                                 2006         2005         2005         2005
    -------------------------------------------------------------------------
    Hotel management fees
      Base                  $    20.0    $    17.8    $     2.2        12.1%
      Incentive                   7.2          4.7          2.5        52.9%
    -------------------------------------------------------------------------
        Subtotal                 27.2         22.5          4.7        20.7%
    -------------------------------------------------------------------------
    Other fees                    3.6          3.5          0.1         2.8%
    -------------------------------------------------------------------------
        Subtotal                 30.8         26.0          4.8        18.3%
    -------------------------------------------------------------------------
    Hotel ownership revenues      8.8          9.7         (0.9)      (9.9)%
    -------------------------------------------------------------------------
    Reimbursed costs(5)          18.6         16.5          2.1        13.5%
    -------------------------------------------------------------------------
      Total revenues        $    58.2    $    52.2    $     6.0        11.5%
    -------------------------------------------------------------------------
                           --------------------------------------------------

    -------------------------------------------------------------------------
    (in millions                 Nine months ended      Dollar     Percentage
    of dollars)                  September 30,          Change         Change
    -------------------------------------------------------------------------
                                                       2006 over    2006 over
                                 2006         2005         2005         2005
    -------------------------------------------------------------------------
    Hotel management fees
      Base                  $    61.4  $      54.5  $       6.9        12.6%
      Incentive                  29.3         21.1          8.2        38.5%
    -------------------------------------------------------------------------
        Subtotal                 90.7         75.6         15.1        19.9%
    -------------------------------------------------------------------------
    Other fees                   13.3         10.0          3.3        33.2%
    -------------------------------------------------------------------------
        Subtotal                104.0         85.6         18.4        21.4%
    -------------------------------------------------------------------------
    Hotel ownership revenues     24.7         58.0        (33.3)     (57.3)%
    -------------------------------------------------------------------------
    Reimbursed costs             55.0         46.3          8.7        18.8%
    -------------------------------------------------------------------------
      Total revenues        $   183.7  $     189.9  $      (6.2)      (3.3)%
    -------------------------------------------------------------------------
                           --------------------------------------------------

    Hotel Management Fees

        Base Fees
    >>

    Base fees are dependent on total revenues of all managed hotels and resorts, which consist of rooms, food and beverage and other revenues. For more information regarding base fees, see our MD&A for the year ended
December 31, 2005.

    For the third quarter of 2006, base fees increased $2.2 million to
$20.0 million, as compared to the third quarter of 2005. Of the $2.2 million increase in base fees, base fees from Core Hotels contributed $1.3 million or
58.2% of the increase. The increase in base fees from Core Hotels in the third quarter of 2006 represented a 7.8% increase over the base fees generated from
Core Hotels in the third quarter of 2005. Properties that opened in 2005 and
2006 contributed base fees of $1.6 million in the third quarter of 2006, as compared to $0.4 million in the same period in 2005. The increase in base fees in the third quarter of 2006 was moderated by a $0.6 million reduction in base fees from properties no longer under management.
    For the nine months ended September 30, 2006, base fees increased
$6.9 million to $61.4 million, as compared to the same period in 2005. Of the
$6.9 million increase in base fees, base fees from Core Hotels contributed
$4.5 million or 64.7% of the increase. The increase in base fees from Core
Hotels in the nine months ended September 30, 2006 represented a 9.0% increase over the base fees generated from Core Hotels in the same period of 2005.
Properties that opened in 2005 and 2006 contributed base fees of $4.5 million in the nine months ended September 30, 2006, as compared to $0.6 million in the same period in 2005. The increase in base fees in the nine months ended
September 30, 2006, was moderated by a $1.6 million reduction in base fees from properties no longer under management.

    <<
        Incentive Fees
    >>

    Our incentive fees are typically earned based on the profitability of each property that we manage, but may vary depending on the specific terms of the relevant management agreement. For more information regarding incentive fees, see our MD&A for the year ended December 31, 2005.
    For the third quarter of 2006, incentive fees increased $2.5 million to
$7.2 million, as compared to the same period in 2005. The incentive fees earned from properties that opened in 2005 and 2006 represented $1.1 million of the increase. The remaining $1.4 million of the increase came from improvements in incentive fees from our Core Hotels. Incentive fees were earned from 40 of the 70 hotels and resorts under management for the third quarter of 2006, as compared to 37 of the 65 hotels and resorts under management in the same period in 2005. During the third quarter ended
September 30, 2006, the overall improvement in incentive fees was moderated by a $1.5 million reversal in our incentive fees which was accrued earlier in the year from certain of our resorts (see discussion below related to the accrual of incentive fees).
    Typically, the incentive fees we receive from the properties under our management are reconciled on an annual basis to the actual full year operating results at a particular property. On a quarterly basis, we recognize incentive fees that would be calculated under the incentive fee formula as if the particular management contract was terminated at the relevant reporting date.
If a property's profitability decreases in a subsequent quarter (due mainly to seasonal differences), the incentive fee accrued in a previous quarter may be reduced or eliminated. The overall improvement in incentive fees in the third quarter of 2006 was reduced by the reversal of approximately $1.5 million
($1.1 million in the third quarter of 2005) of incentive fees accrued earlier this year, primarily related to resorts under management.
    For the nine months ended September 30, 2006, incentive fees increased
$8.2 million to $29.3 million, as compared to the same period in 2005. The incentive fees earned from properties that opened in 2005 and 2006 represented
$3.3 million of the increase. The remaining $4.9 million of the increase came from improvements in incentive fees from our Core Hotels. Incentive fees were earned from 45 of the 70 hotels and resorts under management for the nine months ended September 30, 2006, as compared to 42 of the 65 hotels and resorts under management in the same period in 2005. The overall improvement in our incentive fees for the nine months ended September 30, 2006 was moderated by lower incentive fees in Nevis and in our resort in Maldives, which remained closed until September 2006 for renovation and repair of damage from the tsunami in late 2004. Although the Maldives resort was closed during the first nine months of 2005, we received fees during that period from payments in respect of business interruption insurance.

    <<
        Other Fees
    >>

    Other fees include royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts, capital procurement fees and other miscellaneous fees. For more information on other fees, please see our MD&A for the year ended December 31, 2005.
    For the third quarter of 2006, other fees increased 2.8%, or
$0.1 million, to $3.6 million, as compared to the third quarter of 2005. For the nine months ended September 30, 2006, other fees increased 33.2% or
$3.3 million, to $13.3 million, as compared to the same period in 2005. The increase in other fees for the nine months ended September 30, 2006, as compared to the same period in 2005, was primarily attributable to royalty fees related to the sale of branded residences in Miami. Royalty fees earned on the sale of branded residences will vary from period to period based on the volume of sales closing in those periods. These fluctuations may be significant.

    Hotel Ownership Revenues

    We have a 100% leasehold interest in the Four Seasons Hotel Vancouver and, as a result, we consolidate the results of that hotel. During the first six months of 2005, we also had a 100% leasehold interest in The Pierre and consolidated the results of that property until June 30, 2005 as well. We assigned the lease of The Pierre to a third party at the end of June 2005 and, as a result, we ceased to consolidate that property at that time. Our investment strategy is not to hold any majority interests in properties.
However, Four Seasons Hotel Vancouver is a long-term leasehold interest that was established at an earlier stage in our development. We currently expect that we will continue to operate the Vancouver hotel under the existing lease agreement, until its expiry on January 31, 2020.
    In the nine months ended September 30, 2006, the decline in hotel ownership revenues was primarily related to our owning and consolidating 100%
of The Pierre until June 30, 2005 and our not owning and not consolidating it during 2006. Hotel ownership revenues for the third quarter and nine months ended September 30, 2006 primarily relates to the Four Seasons Hotel
Vancouver. Revenue at that property increased by 8.9% relative to the third quarter of 2005, primarily as the result of the decline in the US dollar relative to the Canadian dollar, as Canadian dollar revenues were translated into US dollars. Revenue at that property increased by 21.1% relative to the nine months ended September 30, 2005, primarily as the result of an 11.0%
improvement in RevPAR and the decline in the US dollar relative to the
Canadian dollar.
    We have seven units of residential inventory at two resorts, which we acquired with the intent to resell at our book value cost during the next several years as a combination of fractional and whole home ownership residences. We do not intend for this to be an ongoing business activity and expect that over time the costs related to the sales process to be approximately equal to the proceeds from the sale of these units. During the nine months ended September 30, 2006, we sold inventory for gross proceeds of
$1.5 million (nil proceeds in the third quarter of 2006). The revenue associated with the sales is included in Hotel Ownership Revenues for both the third quarter and nine months ended September 30, 2006, and the cost of the sales is included in Hotel Ownership Cost of Sales and Expenses. There were no sales in 2005.

    Reimbursed Costs

    Reimbursed costs, which primarily represent sales, marketing, advertising and central reservation expenses for which hotels and resorts under management reimburse us, are generally incurred on a cost-recovery basis to us and are a function of the revenues under management. For the third quarter of 2006, reimbursed costs increased $2.1 million or 13.5%, as compared to the corresponding period in 2005. For the nine months ended September 30, 2006, reimbursed costs increased $8.7 million or 18.8%, as compared to the corresponding period in 2005. The increase in both the third quarter and nine months ended September 30, 2006 was due primarily to an increase in the number of properties in the portfolio and increased costs related to increased activity due to volume, as compared to the same periods in 2005.

    Expenses

    General and Administrative Expenses

    As discussed previously, general and administrative expenses include amounts that were previously classified as corporate expenses. The majority of our general and administrative expenses are incurred in Canadian dollars. For the third quarter of 2006, general and administrative expenses decreased
C$1.9 million (approximately 9.8%) on a Canadian dollar basis to
C$17.0 million from C$18.9 million in the same period in 2005. During the third quarter of 2005, we accrued a retirement allowance of approximately
C$1.1 million, as compared to nil for the same period in 2006. As reported in
US dollars, general and administrative expenses decreased 2.9% to
$15.2 million, from $15.6 million in the third quarter of 2005. Adjusting for the effect of the US dollar having declined relative to the Canadian dollar
(average Canadian/US foreign exchange rate: third quarter 2006 - 1.121; 2005 -
1.207), general and administrative expenses would have declined $1.5 million instead of $0.4 million.
    As noted, the majority of our general and administrative expenses are incurred in Canadian dollars, while the majority of hotel management fee revenues and cash balances are in US dollars. We also incur Canadian dollar capital funding requirements, which are primarily attributable to our corporate office expansion. Accordingly, in December 2005, we began selling forward US dollars for conversion to Canadian dollars, to help fix the cost of our Canadian dollar expenditures in US dollars. The foreign exchange gains and losses arising from both the forward contracts settled and the forward contracts outstanding as at September 30, 2006 are included in Other Income
(Expense), Net and is discussed below.
    For the nine months ended September 30, 2006, on a Canadian dollar basis, general and administrative expenses decreased C$0.9 million (approximately
1.7%) to C$49.9 million from C$50.8 million, in the same period in 2005. As reported in US dollars, for the nine months ended September 30, 2006, general and administrative expenses increased 6.2% (or $2.6 million) to $44.1 million from $41.5 million in the same period in 2005. Approximately $3.3 million or
129.1% of the reported increase in general and administrative expenses is attributable to the US dollar decline, relative to the Canadian dollar, in the nine-month over nine-month period. The average Canadian/US foreign exchange rate for the nine months ended September 30, 2006 and 2005 are 1.133 and
1.225, respectively.

    Hotel Ownership Cost of Sales and Expenses

    As discussed above, we consolidate 100% of the operations of Four Seasons
Hotel Vancouver and, until June 30, 2005, we also consolidated the operations of The Pierre. Hotel ownership cost of sales and expenses declined 7.8% to
$7.8 million in the third quarter of 2006, from $8.4 million in the third quarter of 2005. For the nine months ended September 30, 2006, hotel ownership cost of sales and expenses declined 59.1% to $23.8 million from $58.2 million in the same period in 2005, primarily as a result of the operations of The
Pierre being consolidated, until June 30, 2005 and not being consolidated in the same period of 2006. As noted above, costs relating to the sale of residential units are included in Hotel Ownership Cost of Sales and Expenses.
For the third quarter and nine months ended September 30, 2006, costs relating to the sale of the residential units were $0.5 million and $2.0 million, respectively.

    Costs of sales and expenses at Four Seasons Hotel Vancouver increased
11.5% in the third quarter of 2006 and 10.3% in the nine months ended
September 30, 2006, both as compared to the same periods in 2005, primarily as a result of the decline in the US dollar relative to the Canadian dollar, as the Canadian dollar costs are translated into US dollars for reporting purposes.
    Overall, our earnings from hotel ownership operations declined from
$1.3 million in the third quarter of 2005 to $1.0 million in the third quarter of 2006. For the nine months ended September 30, 2006, our earnings from hotel ownership operations was $0.9 million, as compared to a loss of $0.2 million for the comparable period in 2005.

    Operating Earnings Before Other Items(6)

    As a result of the items described above, operating earnings before other items increased 41.9% to $16.6 million in the third quarter of 2006, as compared to $11.7 million in the same period in 2005. For the nine months ended September 30, 2006, operating earnings before other items increased
38.5% to $60.8 million, as compared to $43.9 million in the same period in
2005.

    Profit Margin

    Our profit margin on our management business in the third quarter of
2006, calculated including reimbursed revenues and costs of $18.6 million
($16.5 million in 2005), was 31.5% (24.4% in 2005). Excluding reimbursed revenues and costs, our profit margin on our management business was as follows:

    <<
    -------------------------------------------------------------------------
    (in millions of dollars)                                   Third quarter
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Hotel management fees                             $    27.2    $    22.5
    -------------------------------------------------------------------------
    Other fees                                              3.6          3.5
    -------------------------------------------------------------------------
      Subtotal - management fee revenues
       (excluding reimbursed costs)                        30.8         26.0
    -------------------------------------------------------------------------
    General and administrative expenses
     (including corporate expenses as discussed above)    (15.2)       (15.6)
    -------------------------------------------------------------------------
      Total - management operations earnings before
       other items                                    $    15.6    $    10.4
    -------------------------------------------------------------------------
                                                     ------------------------
      Profit margin (excluding reimbursed costs)(x)       50.7%        39.9%
    -------------------------------------------------------------------------
    (x) This is a non-GAAP financial measure, calculated as management operations earnings before other items divided by management fee revenues (excluding reimbursed costs), and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers. We consider this measure to be a useful indicator of our operating performance, and management uses it as a measure to assess our operating performance.

    Our profit margin on our management business for the nine months ended
September 30, 2006, calculated including reimbursed revenues and costs of
$55.0 million ($46.3 million in 2005), was 37.7% (33.4% in 2005). Excluding reimbursed revenues and costs, our profit margin on our management business was as follows:

    -------------------------------------------------------------------------
                                                          Nine months ended
    (in millions of  dollars)                               September 30,
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Hotel management fees                             $    90.7    $    75.6
    -------------------------------------------------------------------------
    Other fees                                             13.3         10.0
    -------------------------------------------------------------------------
      Subtotal - management fee revenues
       (excluding reimbursed costs)                       104.0         85.6
    -------------------------------------------------------------------------
    General and administrative expenses
     (including corporate expenses as discussed above)    (44.1)       (41.5)
    -------------------------------------------------------------------------
      Total - management operations earnings
       before other items                             $    59.9    $    44.1
    -------------------------------------------------------------------------
                                                     ------------------------
      Profit margin (excluding reimbursed costs)(x)       57.6%        51.5%
    -------------------------------------------------------------------------
    (x) This is a non-GAAP financial measure, calculated as management operations earnings before other items divided by management fee revenues (excluding reimbursed costs), and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers. We consider this measure to be a useful indicator of our operating performance, and management uses it as a measure to assess our operating performance.
    >>

    Depreciation and Amortization

    For the third quarter and nine months ended September 30, 2006, depreciation and amortization was $4.4 million and $9.9 million, respectively, as compared to $2.6 million and $8.5 million during the same periods in 2005.
The increase in depreciation and amortization in the third quarter of 2006, as compared to the same period in 2005, is primarily attributable to a
$1.7 million increase in the amortization of our investment in The Ritz-
Carlton Chicago management contract.
    We have reached an agreement with the owner of The Ritz-Carlton Chicago.
The agreement relates to the possible sale of that property by the owner to a third party, and the potential cessation of our management of that property, as well as the significant refurbishment of Four Seasons Hotel Chicago (which is owned by an affiliated owner). These arrangements provide the owner of The
Ritz-Carlton Chicago with the option to terminate our management prior to a sale of the property, and the obligation to terminate our management upon a sale of the property. Under this arrangement we are entitled to payments in connection with both a termination of our management of the property and the owner's sale of the property. Although there is no certainty as to the date of our termination of management, there is a possibility it could occur in the near term and, accordingly, we are amortizing the $3.4 million difference between the expected value of the payment to be made on termination of our management and the book value of our investment in this management contract, over the last half of 2006. We may subsequently record a gain following a future sale of the property, depending on the payments we actually receive.

    Other Income (Expenses), Net

    For the third quarter of 2006, other income, net was $0.6 million, as compared to other expense, net of $21.1 million for the same period in 2005.

    <<
    -------------------------------------------------------------------------
    (in millions of dollars)                               Third quarter
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Foreign exchange gain (loss)                           $1.3       ($16.2)
    -------------------------------------------------------------------------
    Loss on disposition of assets                           0.0         (0.3)
    -------------------------------------------------------------------------
    Asset provision and write downs                        (0.7)        (4.6)
    -------------------------------------------------------------------------
      Other income (expenses), net                         $0.6       ($21.1)
                                                     ------------------------
    -------------------------------------------------------------------------

    For the nine months ended September 30, 2006, other expenses, net was $7.0 million, as compared to $32.4 million for the same period in 2005.

    -------------------------------------------------------------------------
                                                          Nine months ended
    (in millions of dollars)                                September 30,
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Foreign exchange loss                                 ($6.6)      ($19.9)
    -------------------------------------------------------------------------
    Loss on disposition of assets                           0.0         (5.8)
    -------------------------------------------------------------------------
    Asset provision and write downs                        (0.4)        (6.7)
    -------------------------------------------------------------------------
      Other expenses, net                                 ($7.0)      ($32.4)
                                                     ------------------------
    -------------------------------------------------------------------------
    >>

    Foreign Exchange

    Other income (expenses), net for the third quarter of 2006 included a foreign exchange gain of $1.3 million, as compared to a loss of $16.2 million for the same period in 2005. For the nine months ended September 30, 2006, other income (expenses), net included a foreign exchange loss of $6.6 million, as compared to a loss of $19.9 million for the same period in 2005.
    The foreign exchange gains and losses in 2006 and 2005 related primarily to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. The foreign exchange loss on the translation of balance sheet items was reduced from what it would otherwise have been for the nine-month period by a gain on the marked-to-market adjustment and settlement of the forward contracts described below.
    As discussed above, we have entered into a program to sell forward US dollars into Canadian dollars to help us to predict the US dollar cost of our
Canadian dollar general and administrative expenses and Canadian dollar capital funding requirements. All our forward contracts are being marked-to-
market with the resulting changes in fair values being recorded as a foreign exchange gain or loss. Other income (expenses), net included a foreign exchange loss of $0.2 million in the third quarter of 2006 and a foreign exchange gain of $1.3 million for the nine months ended September 30, 2006 related to the forward contracts. This program to sell forward US dollars was not in place during the nine months ended September 30, 2005, and, as such, no amounts were realized in the third quarter or nine months ended September 30,
2005.

    Included in foreign exchange loss for the third quarter of 2006 is a
$0.1 million loss realized on the settlement of $13.6 million of forward contracts during the third quarter ($1.1 million gain realized on the settlement of $71.3 million of forward contracts during the nine months ended
September 30, 2006). As at September 30, 2006, we had forward contracts in place to sell forward $44.2 million of US dollars and received Canadian dollars at a weighted average exchange rate of 1.114 Canadian dollars to a US dollar at various maturities extending to March 2008. On these outstanding forward contracts, the marked-to-market loss for the third quarter of 2006 was
$0.1 million, and the marked-to-market gain for the nine months ended
September 30, 2006 was $0.2 million. These amounts are included in the
$0.2 million foreign exchange loss for the third quarter of 2006 and
$1.3 million foreign exchange gain for the nine months ended September 30,
2006, noted above. Subsequent to September 30, 2006, we have extended the program to sell forward an additional $3.5 million of US dollars for conversion to Canadian dollars with maturities extending to April 2008, at a weighted average exchange rate of 1.129 Canadian dollars to a US dollar.
    While this program of selling forward US dollars allows us to better predict the cost in US dollars of the majority of our Canadian dollar general and administrative expenses and capital requirements, it will not eliminate the impact of foreign currency fluctuations related to our management fees in currencies other than US dollars. It will also not eliminate foreign currency gains and losses related to un-hedged net monetary assets and liability positions. As such, our consolidated results will continue to include gains and losses related to foreign currency fluctuations. The impact of foreign currency gains and losses has been material in the past and could continue to be material in the future.

    Disposition of Assets

    Included in the nine months ended September 30, 2005, are amounts related to an assignment of our interest in The Pierre. On June 30, 2005, we finalized the assignment of our lease and the sale of the related assets in The Pierre for net proceeds of $4.5 million. The net book value of our assets in The
Pierre was $7.8 million and, after deducting disposition costs, we recorded a loss on sale of $5.3 million. We also recorded a tax benefit in connection with the sale of $9.2 million, which is noted below under "Income Tax
Expense". Including the tax benefit, we realized a net gain of $3.9 million on the disposition of The Pierre.

    Interest Income and Interest Expense

    The $1.8 million increase in interest income for the third quarter of
2006 and the $4.3 million increase in interest income for the nine months ended September 30, 2006, in both cases as compared to the same periods in
2005, were primarily attributable to higher deposits and higher deposit interest rates.
    The $0.8 million increase in interest expense for the third quarter of
2006 and the $3.0 million increase in interest expense for the nine months ended September 30, 2006, in both cases as compared to the same periods in
2005, were primarily attributable to the increase in interest expense accrued relating to the currency and interest rate swap agreement we entered into in the second quarter of 2005 related to our convertible senior notes. These arrangements are more fully described in the MD&A for the year ended
December 31, 2005. In the third quarter of 2006, the effective interest rate on our convertible senior notes was approximately 4.9%, which represents interest expense of $2.8 million ($2.0 million in 2005). For the nine months ended September 30, 2006, the effective interest rate on our convertible senior notes was 5.4%, which represents interest expense of $9.1 million
($6.3 million in 2005).

    Income Tax Expense

    Income tax expense during the third quarter of 2006 was $4.1 million
(effective tax rate of 27.2%), as compared to $0.7 million for the same period in 2005. For the nine months ended September 30, 2006, our income tax expense was $15.1 million (effective tax rate of 31.1%), as compared to income tax recovery of $3.4 million for the same period in 2005. The increase in the effective tax rate relates to certain amounts, particularly foreign exchange gains and losses not being tax effected. During the quarter and nine months ended September 30, 2006, we did not record approximately $0.2 million and
$1.9 million, respectively, of a tax benefit related to the foreign exchange losses, due to the uncertainty associated with the utilization of those losses.
    In connection with the disposition of The Pierre in the second quarter of
2005, we recorded a tax benefit of approximately $9.2 million.

    Net Earnings and Earnings per Share

    For the reasons outlined above, net earnings for the third quarter of
2006 were $10.9 million ($0.30 basic earnings per share and $0.29 diluted earnings per share), as compared to a net loss of $11.4 million ($0.31 basic and diluted loss per share) for the same period in 2005.
    For the nine months ended September 30, 2006, net earnings were
$33.4 million ($0.91 basic earnings per share and $0.89 diluted earnings per share), as compared to net earnings of $9.5 million ($0.26 basic earnings per share and $0.25 diluted earnings per share) for the same period in 2005.

    Adjusted Net Earnings and Adjusted Earnings per Share(x)

    In the third quarter of 2006, other income, net of $0.6 million related primarily to foreign exchange gains, which were offset partially by asset provisions and write downs. In the third quarter of 2005, other expenses, net of $21.1 million related primarily to foreign exchange losses and asset provisions and write downs.
    Adjusting for other income (expenses), net and the applicable income taxes, adjusted net earnings were as follows:

    <<
    -------------------------------------------------------------------------
    (in millions of dollars except per share amounts)       Third quarter
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Net earnings (loss)                               $    10.9    $   (11.4)
    -------------------------------------------------------------------------
    Adjustments - Other (income) expenses, net             (0.6)        21.1
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments             0.6         (1.6)
    -------------------------------------------------------------------------
      Adjusted net earnings                           $    10.9    $     8.1
    -------------------------------------------------------------------------
                                                     ------------------------
    Adjusted basic earnings per share                 $    0.30    $    0.22
    -------------------------------------------------------------------------
                                                     ------------------------
    Adjusted diluted earnings per share               $    0.29    $    0.22
                                                     ------------------------
    -------------------------------------------------------------------------
    >>

    In the nine months ended September 30, 2006, other expenses, net of
$7.0 million related primarily to foreign exchange losses. In the nine months ended September 30, 2005, other expenses, net of $32.4 million related primarily to foreign exchange losses, losses on the disposition of assets, and asset provisions and write downs.
    Adjusting for other expenses, net and the applicable income taxes, adjusted net earnings were as follows:

    -------------------------------------------------------------------------

    <<
    (in millions of dollars except per share amounts)      Nine months ended
                                                             September 30,
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    Net earnings                                      $    33.4    $     9.5
    -------------------------------------------------------------------------
    Adjustments - Other expenses, net                       7.0         32.4
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments             1.8    (12.6)(xx)
    -------------------------------------------------------------------------
      Adjusted net earnings                           $    42.2    $    29.3
    -------------------------------------------------------------------------
                                                     ------------------------
    Adjusted basic earnings per share                 $    1.15    $    0.80
    -------------------------------------------------------------------------
                                                     ------------------------
    Adjusted diluted earnings per share               $    1.13    $    0.77
                                                     ------------------------
    -------------------------------------------------------------------------

    (x)  Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by Canadian GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other lodging companies, which may be calculated differently. We consider adjusted net earnings to be a meaningful indicator of our operations, and management uses it as a measure to assess our operating performance. Adjusted net earnings is also used by investors, analysts, and our lenders as a measure of our financial performance. As a result, we have chosen to provide this
         information.

    (xx) In connection with the disposition of The Pierre in the second quarter of 2005, we recorded a tax benefit of approximately
         $9.2 million in the nine months ended September 30, 2005.

                            Eight-Quarter Summary

    -------------------------------------------------------------------------
    (in millions of dollars
     except per share amounts)            Third quarter       Second quarter
    -------------------------------------------------------------------------
                                          2006      2005      2006      2005
    -------------------------------------------------------------------------
    Total revenues                    $   58.2  $   52.2  $   67.8  $   74.5
    -------------------------------------------------------------------------
    Operating earnings before
     other items                      $   16.6  $   11.7  $   23.7  $   20.1
    -------------------------------------------------------------------------
    Net earnings (loss)               $   10.9  $  (11.4) $    9.1  $   15.8
    -------------------------------------------------------------------------
    Basic earnings (loss)
     per share(7)                     $   0.30  $  (0.31) $   0.25  $   0.43
    -------------------------------------------------------------------------
    Diluted earnings (loss)
     per share                        $   0.29  $  (0.31) $   0.24  $   0.42
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Average Canadian/US dollar
     foreign exchange rate used
     for specified quarter             1.12087   1.20687   1.12509   1.24401
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (in millions of dollars
     except per share amounts)            First Quarter       Fourth Quarter
    -------------------------------------------------------------------------
                                          2006      2005      2005      2004
    -------------------------------------------------------------------------
    Total revenues                    $   57.6  $   63.1  $   58.5  $   69.5
    -------------------------------------------------------------------------
    Operating earnings before
     other items                      $   20.5  $   12.1  $   12.3  $   14.7
    -------------------------------------------------------------------------
    Net earnings (loss)               $   13.4  $    5.2  $  (37.8) $   12.8
    -------------------------------------------------------------------------
    Basic earnings (loss)
     per share(7)                     $   0.36  $   0.14  $  (1.03) $   0.35
    -------------------------------------------------------------------------
    Diluted earnings (loss)
     per share                        $   0.36  $   0.14  $  (1.03) $   0.34
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Average Canadian/US dollar
     foreign exchange rate used
     for specified quarter             1.15421   1.22652   1.17478   1.22033
    -------------------------------------------------------------------------

                       Liquidity and Capital Resources
    >>

    As at September 30, 2006, our cash and cash equivalents were
$254.2 million, as compared to $242.2 million as at December 31, 2005. Our investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.
    We have a committed bank credit facility of $125.0 million, which expires
September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings (prime rate plus a spread ranging between nil and 1.25% in respect of prime rate borrowings), depending upon certain criteria specified in the credit agreement for the facility. As at September 30, 2006, no amounts were borrowed under the credit facility. However, approximately $1.6 million of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities or circumstances, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

    Contractual Obligations

    Our contractual obligations are more fully described in the MD&A for the year ended December 31, 2005. Since December 31, 2005, our contractual obligations have declined by $19.2 million as a result of funding
$15.7 million related to expansion of our Toronto corporate office and a
$3.5 million instalment payment related to our naming rights for the Four
Seasons Centre for the Performing Arts, which was made during the second quarter of 2006.

    Guarantees and Commitments

    As discussed in the MD&A for the year ended December 31, 2005, we have guarantees and other similar commitments, including certain lease commitments.
Since December 31, 2005, our guarantees and commitments have decreased by approximately $1.3 million to approximately $33.4 million.

    <<
                                 Cash Flows
    >>

    Cash from Operations

    We generated $29.9 million of cash from operations during the third quarter of 2006, as compared to $17.0 million for the same period in 2005. The increase in cash from operations of $12.9 million in the third quarter of
2006, as compared to the same period in 2005, resulted primarily from changes of $13.7 million in non-cash working capital.
    We generated $57.5 million of cash from operations during the nine months ended September 30, 2006, as compared to $36.4 million for the same period in
2005. For the nine months ended September 30, 2006, the increase in cash from operations of $21.1 million, as compared to the same period in 2005, resulted primarily from higher earnings generated from our management business and hotel ownership and changes of $12.8 million in non-cash working capital.

    Investing Activities

    As part of expanding our portfolio of properties under management, we make investments in the form of long-term receivables, minority equity investments and investments in management contracts. In making these investments, we assess the expected overall returns to Four Seasons, including the value created through our long-term management agreements.

    Long-Term Receivables

    In the third quarter of 2006, we advanced $3.8 million, in the aggregate, as long-term receivables to properties under our management, as compared to
$4.6 million in the same period in 2005. Also in the third quarter of 2006, we were repaid $4.4 million, in the aggregate, of our long-term receivables, as compared to $0.1 million in the same period in 2005.
    In the nine months ended September 30, 2006, we advanced $21.8 million, in the aggregate, as long-term receivables to properties under our management, as compared to $38.6 million in the same period in 2005. Also in the nine months ended September 30, 2006, we were repaid $14.4 million, in the aggregate, of our long-term receivables, as compared to $19.4 million in the same period in 2005.

    Investments in Hotel Partnerships and Corporations

    In April 2006, we sold our equity interest in one of the properties under our management for net proceeds of $1.0 million (cash of $0.7 million and a promissory note of $0.3 million), which approximated book value. In the third quarter of 2006, we invested $2.5 million to fund capital requirements in these assets, as compared to $1.4 million in the same period of 2005.

    In the nine months ended September 30, 2006, we invested $3.0 million to fund capital requirements in these assets and were repaid $2.3 million relating to our equity interest in a property under our management. We also contributed our equity interest in a property under our management in exchange for a management contract enhancement of approximately the same fair value. No gain or loss was recorded in connection with this transaction.
    We invested $10.8 million in the nine months ended September 30, 2005, in equity interests and received $12.7 million relating to the sale of three of our equity interests.

    Investment in Trademarks, Trade Names and Management Contracts

    In the third quarters of 2006 and 2005, we funded an aggregate of
$2.2 million and $0.2 million, respectively, primarily related to our investments in management contracts.
    In the nine months ended September 30, 2006 and 2005, we funded an aggregate of $16.9 million and $0.7 million, respectively, primarily related to our investments in management contracts.

    Fixed Assets

    Our capital expenditures were $6.3 million for the third quarter in 2006, as compared to $4.8 million for the same period in 2005. In 2004, we commenced construction on our Toronto corporate office expansion, which is scheduled to be substantially completed during 2006. In the third quarters of 2006 and
2005, capital expenditures related to this expansion were $6.0 million and
$4.4 million, respectively.
    In the nine months ended September 30, 2006, our capital expenditures were $16.1 million, as compared to $12.8 million for the same period in 2005.
In the nine months ended September 30, 2006 and 2005, capital expenditures related to our Toronto corporate office expansion were $15.7 million and
$10.2 million, respectively.

    Financing Activities

    In the nine months ended September 30, 2006, we issued $5.6 million in
Limited Voting Shares ("LVS") related to the exercise of stock options and paid $3.4 million in dividends.
    In the nine months ended September 30, 2005, we received $7.0 million from the issuance of LVS related to the exercise of stock options and paid
$3.1 million in dividends.

    <<
                           Outstanding Share Data

    -------------------------------------------------------------------------
    Designation                           Outstanding as at November 8, 2006
    -------------------------------------------------------------------------
    Variable Multiple Voting Shares(1)                             3,725,698
    -------------------------------------------------------------------------
    Limited Voting Shares                                         33,380,482
    -------------------------------------------------------------------------
    Options to acquire Limited Voting Shares(2):
    -------------------------------------------------------------------------
      Outstanding                                                  3,945,375
    -------------------------------------------------------------------------
      Exercisable                                                  3,285,235
    -------------------------------------------------------------------------
    Convertible Senior Notes issued June 2004
     and due 2024(3)                                        $251.3 million(4)
    -------------------------------------------------------------------------

    (1) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.
    (2) As disclosed in note 11(a) to our annual consolidated financial statements for the year ended December 31, 2005, pursuant to an agreement approved by the shareholders in 1989, Four Seasons has agreed to make a payment to Mr. Isadore Sharp on an arm's length sale of control of Four Seasons Hotels Inc. that is calculated by reference to the consideration received per Limited Voting Share in the transaction and the total number of Variable Multiple Voting
        Shares and Limited Voting Shares outstanding at the time of sale.

    (3) The terms of the convertible senior notes are more fully described in our MD&A for the year ended December 31, 2005.
    (4) This amount is equal to the issue price of the convertible senior notes issued in June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.

                              Subsequent Event

    On November 6, 2006, we announced that our Board of Directors had received a proposal to pursue a transaction through which Four Seasons Hotels Inc.
("FSHI") would be taken private for $82.00 cash per Limited Voting Shares. The
Board of Directors has established a special committee of independent directors that will consider the proposed transaction and make recommendations to the Board. Although there is no certainty that the transaction contemplated by the proposal, or any other transaction, will be completed or the terms and conditions of any such transaction, some of our arrangements and agreements may be impacted by certain terms in those arrangements and agreements, including the following:

    1) Convertible Senior Notes:

    Our convertible senior notes issued in 2004 are convertible into Limited
    Voting Shares (although at our option, we may make a cash payment in lieu of all or some of those Limited Voting Shares) in certain circumstances, including upon the occurrence of a "fundamental change", as defined in the indenture pursuant to which the notes were issued. The proposal, if completed, would result in a fundamental change occurring, in which case a holder of notes would be able to surrender notes for conversion and would be entitled to receive on conversion:

    (a) If notes are surrendered for conversion in connection with the fundamental change within the time period prescribed in the indenture, the number of our Limited Voting Shares into which the notes would be convertible (currently 13.9581 Limited Voting Shares per $1,000 principal amount of notes), plus a make whole premium, as defined in the indenture (estimated to be in the range of $87.00 to
        $98.00 per $1,000 principal amount of notes based on the proposed price of $82.00 per Limited Voting Share pursuant to the proposal and assuming that, if the proposal is implemented, the effective date would be between January 1, 2007 and July 30, 2007), and an amount equal to any accrued but unpaid interest to, but not including, the conversion date; or

    (b) If notes are surrendered for conversion after the time period prescribed in the indenture and after the fundamental change, the consideration that the holder would have received if the holder had held the number of Limited Voting Shares into which the converted notes were convertible immediately before the fundamental change
        ($1,144.56 per $1,000 principal amount of notes, based on the $82.00 per Limited Voting Share in the transaction that has been proposed).
        In this circumstance, no make whole premium would be payable.

    The proposed transaction would constitute a "change in control", as defined in the indenture, and as a result we would be required to make an offer to repurchase the notes at a purchase price equal to the principal amount of the notes plus a make whole premium (as described above), and an amount equal to any accrued and unpaid interest to, but not including, the date of repurchase.

    We have the right to satisfy the obligations in respect of conversion in the circumstances described in (a) above, and in respect of a repurchase of notes as described above, with Limited Voting Shares (or other "applicable stock", as defined in the indenture, in the case of repurchase of notes) or at our option cash or a combination of Limited Voting Shares and cash.

    Further information regarding the terms of our convertible notes is set out in the indenture pursuant to which the notes were issued.

    2) Long-Term Incentive Arrangement:

    Pursuant to an agreement approved by the shareholders of FSHI at a special meeting in 1989, FSHI and its principal operating subsidiary,
    Four Seasons Hotels Limited, have agreed to make a cash payment to Mr.
    Isadore Sharp, the Chief Executive Officer of FSHI, on an arms-length sale of control of FSHI. If the proposed transaction is completed, Mr.
    Sharp would be entitled to realize proceeds related to the incentive arrangement estimated to be approximately $288 million (based on a proposed price of $82.00 per Limited Voting Share pursuant to the proposal and assuming that at the time of the completion of the proposed transaction approximately 41.1 million Limited Voting Shares and Variable
    Multiple Voting Shares, which includes Limited Voting Shares that may be issued upon the exercise of previously granted stock options, were outstanding).

    3) Other Arrangements and Agreements:

    Certain other arrangements and agreements are subject to "change of control" provisions. These include the following:

    (a) Under the terms of our current $125 million bank credit facility, a change of control triggers a default under the bank credit facility, and if not waived, would require the repayment of all amounts outstanding under this credit facility and would also result in the termination of this credit facility.  As at September 30, 2006, no amounts were borrowed under this credit facility, but approximately
        $1.6 million of letters of credit were issued under this credit facility.

    (b) Pursuant to a cross default provision, a default under the bank credit facility in turn would cause a default under our currency and interest rate swap agreement. In such circumstances, the
        counterparty to the swap agreement may demand that the swap be terminated.  As at September 30, 2006, the net amount that would be required to be paid by FSHI to the counterparty on termination was approximately $34.9 million (of which approximately $29.1 million is included in long-term obligations).

    We are continuing to evaluate the potential impact, if any, of the proposed transaction on our other agreements and arrangements.

                                Looking Ahead
    >>

    Operating Environment

    Assuming the travel trends that we have experienced to date in 2006 continue, and based on current demand reflected in our reservation activity, we expect RevPAR for worldwide Core Hotels in the fourth quarter of 2006 and the full year 2006 to increase in the range of 10% to 12%, as compared to the corresponding periods in 2005.  If these anticipated trends continue and we meet our expectations for cost management, we expect gross operating margins of our worldwide Core Hotels to increase in the range of 190 to 210 basis points for the full year of 2006, as compared to the full year of 2005.
Accordingly, based on the current hotel operating outlook, we expect hotel management fee revenue to grow for the full year 2006 in the range of 15% to
20%.

    <<

                       Changes in Accounting Policies
    >>

    During the nine months ended September 30, 2006, we adopted The Canadian
Institute of Chartered Accountants' ("CICA") new accounting standard on non-
monetary transactions, as discussed in note 1 to the interim consolidated financial statements. This standard was to be implemented for non-monetary transactions initiated on or after January 1, 2006. The adoption of this standard did not have a material impact on our consolidated financial statements.

    Additional Information
    ----------------------

    Additional information about us (including our most recent annual information form, annual MD&A and our audited financial statements for the year ended December 31, 2005) is available on our website at
www.fourseasons.com/investor, and on SEDAR at www.sedar.com.

    <<
    -------------------------------
    (1) RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

    (2) The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year.
        Changes from the 2005/2004 Core Hotels are the additions of Four
        Seasons Resort Scottsdale at Troon North, Four Seasons Resort
        Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
        Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
        at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
        deletion of The Regent Kuala Lumpur.

    (3) Gross operating profit is defined as gross operating revenues less operating expenses.

    (4) Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    (5) Reimbursed costs include the reimbursement of all out-of-pocket costs, including sales and marketing and advertising charges.

    (6) Operating earnings before other items is equal to net earnings plus
        (i) income tax expense less (ii) income tax recovery plus
        (iii) interest expense less (iv) interest income plus (v) other expenses less (vi) other income plus (vii) depreciation and amortization. Operating earnings before other items is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We consider operating earnings before other items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our financial performance.

    (7) Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.